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                                                                       EXHIBIT 6

[FBR LOGO]
                                                                  March 10, 2000

Board of Directors
Prism Financial Corporation
Prism Center
440 North Orleans
Chicago, IL 60610

Board of Directors:

   You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock ("Stockholders") of Prism Financial Corporation ("Prism" or the "Company") of the Consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Merger by and between Prism and Royal Bank of Canada ("Royal Bank"), dated March 10, 2000 (the "Merger Agreement"), pursuant to which a newly-formed acquisition subsidiary of Royal Bank will be merged with and into Prism (the "Merger"), following Royal Bank's tender for all of the outstanding common stock of Prism. The Merger Agreement provides, among other things, that Stockholders of Prism will receive cash consideration equal to a fixed price of $7.50 per Prism share (the "Consideration"). As a condition of and inducement to Royal Bank to enter into the Merger Agreement, certain Stockholders of Prism are entering into a Stockholder's Agreement, dated March 10, 2000 (the "Stockholder's Agreement"), pursuant to which such Stockholders have agreed to tender approximately 62% of the outstanding common stock of Prism to Royal Bank for the Consideration. Additionally, all outstanding options of Prism common stock scheduled to vest prior to the close of the Merger or upon a change of control of the Company will become fully vested and such option holders will receive cash consideration equal to the amount of the difference between the strike price of such options and the Consideration (the "Premium"), if any, at the closing of the Merger. The holders of options that do not become vested prior to the close of the Merger or a change of control scenario will receive cash consideration equal to the amount of the Premium, if applicable, in accordance with the previously established vesting schedule for such options. The Merger Agreement will be considered at a meeting of the Stockholders of Prism, if required. The terms of the Merger are more fully set forth in the Merger Agreement.

   In delivering this opinion, FBR has completed the following tasks:

     1. reviewed the Royal Bank Annual Report to Stockholders for the fiscal years ended December 31, 1998 and 1999 and the Royal Bank Report to Stockholders for the fiscal quarters ended July 31, 1999, April 30, 1999 and January 31, 1999.

     2. reviewed the Prism Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on March 23, 1999 and its related amendments; reviewed the Prism Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended June 30, 1999 and September 30, 1999;

     3. reviewed and discussed the unaudited financial statements of Prism for the year ended December 31, 1999 with the management of Prism;

     4. discussed the financial condition, results of operations, earnings projections, business and prospects of Prism with the management of Prism;
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Board of Directors
Prism Financial Corporation
March 10, 2000
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     5. compared the results of operations and financial condition of Prism with those of certain publicly-traded financial services organizations (or their holding companies) that FBR deemed to be reasonably comparable to Prism, as the case may be;

     6. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Merger;

     7. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by Royal Bank;

     8. reviewed a copy of the Merger Agreement and Stockholders Agreement;
  and

     9. performed such other financial analyses and reviewed and analyzed such other information as FBR deemed appropriate, including an assessment of general economic, market and monetary conditions.

   In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Prism or Royal Bank furnished to it by Prism or Royal Bank, or the publicly available financial and other information regarding Prism, Royal Bank and other financial services organizations (or their holding companies) included in our analysis. FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Prism and Royal Bank that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Prism provided to FBR by its management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial performance of Prism. FBR has assumed that there has been no undisclosed material change in Prism's assets, financial condition, result of operations, business or prospects since December 31, 1999. FBR did not undertake an independent appraisal of the assets or liabilities of Prism nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Prism. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

   FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of specialty finance companies, commercial banks, savings institutions and financial services holding companies, initial and secondary offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial services organizations and real estate related companies. FBR has experience in, and knowledge of, the valuation of specialty finance companies in Illinois and the rest of the United States.

   FBR has acted as a financial advisor to Prism in connection with the Merger and will receive a fee for services rendered which is contingent upon the consummation of the Merger. In the ordinary course of FBR's business, it may effect transactions in the securities of Prism or Royal Bank for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities.

   Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the Stockholders of Prism.
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Board of Directors
Prism Financial Corporation
March 10, 2000
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   This letter is solely for the information of the Board of Directors and
Stockholders of Prism and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials or a Solicitation/Recommendation Statement sent to the Stockholders in connection with Royal Bank's tender for Prism common stock or the solicitation of approval for the Merger.

                                          Very truly yours,
                                          /s/ Friedman, Billings, Ramsey &
                                           Co., Inc.